

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Dr. Joachim Fleing, Ph.D.
Chief Financial Officer
Sangui Biotech International, Inc.
Alfred Herrhausen Strasse 44
58455 Witten
Germany

Re: **Sangui Biotech International, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 20, 2011
File No. 000-29233

Dear Dr. Fleing:

We have reviewed your filing and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Signatures, page 52

1. Please amend your filing to include the signature of your controller or principal accounting officer as required by General Instruction D(2)(a) of Form 10-K. If you or the Chief Executive Officer also fulfills either of these roles, please do not amend your filing, but instead separately represent to us that you or the Chief Executive Officer will sign future Forms 10-K in both capacities as stipulated in General Instruction D(2)(b) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant